                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                     Peoples Heritage Financial Group, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    71114710
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 David D. Hindle
                      President and Chief Executive Officer
                                 Family Bancorp
                              153 Merrimack Street
                         Haverhill, Massachusetts 01830
                                 (508) 374-1911
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 1996
- --------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement: [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

     The total number of shares reported herein is 1,505,000 shares, which constitutes approximately 6.0% of the total number of shares of the issuer outstanding as of May 30, 1996. Unless otherwise indicated, all ownership percentages set forth herein assume that as of May 30, 1996 there were 25,173,106 shares of the issuer outstanding.


                         (Continued on following pages)
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- ------------------------                         ------------------------------
CUSIP No. 71114710                                 Page  2  of  15  Pages
                                                        ---    ----
- ------------------------                         ------------------------------

- -------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Family Bancorp
      IRS Employer Identification No. 04-2987118
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)/ /



       Not Applicable                                                   (b)/ /

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
3.  SEC USE ONLY

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- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
      WC
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                           / /
      Not applicable
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts
- -------------------------------------------------------------------------------

                              -------------------------------------------------
NUMBER OF                     7.  SOLE VOTING POWER
SHARES                            1,505,000(1)
BENEFICIALLY                  -------------------------------------------------
OWNED BY                      8.  SHARED VOTING POWER
EACH                                 0
REPORTING                     -------------------------------------------------
PERSON                        9.  SOLE DISPOSITIVE POWER
WITH                              1,505,000(1)/
                              -------------------------------------------------
                              10. SHARED DISPOSITIVE POWER
                                     0
- -------------------------------------------------------------------------------

- -------------
1 The Reporting Person disclaims beneficial ownership of 1,500,000 of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. See Item 5 of this Schedule 13D.

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CUSIP No. 71114710                                 Page  3  of  15  Pages
                                                        ---    ----
- ------------------------                         ------------------------------

- -------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
         1,505,000(2)
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES

                                                                          / /
        Not Applicable
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.0%
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        CO, HC
- -------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, par value $0.01 per share ("Peoples Heritage Common Stock," an individual share of which, a "Share"), of Peoples Heritage Financial Group, Inc. ("Peoples Heritage"), a corporation organized and existing under the laws of the State of Maine and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Through its subsidiaries, Peoples Heritage provides a wide range of financial services to individuals and businesses located in both Maine and New Hampshire. Peoples Heritage's principal offices are located at One Portland Square, Portland, Maine 04112-9540.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(c) and (f) This Schedule 13D is filed by Family Bancorp ("Family"), a corporation organized and existing under the laws of the Commonwealth of Massachusetts and registered as a savings and loan holding company under the Home Owners' Loan Act, as amended. Through its subsidiary, Family provides a wide range of financial services to individuals and businesses located in both Massachusetts and New Hampshire. The principal executive offices of Family are located at 153 Merrimack Street, Haverhill, Massachusetts 01830.

- --------
2 The Reporting Person disclaims beneficial ownership of 1,500,000 of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. See Item 5 of this Schedule 13D.

     Each executive officer and each director of Family is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director is set forth in Exhibit 1 to this Schedule 13D and is specifically incorporated herein by reference.

     (d)-(e) During the last five years, neither Family nor, to the best of Family's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Family or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a Stock Option Agreement, dated as of May 30, 1996, by and between Peoples Heritage, as issuer, and Family, as grantee (the "the Peoples Heritage Option Agreement"), Peoples Heritage has granted Family an irrevocable option to purchase 1,500,000 of the Shares covered by this Schedule 13D (the "Company Option"). Specifically, the Peoples Heritage Option grants Family the right to purchase up to 1,500,000 Shares (approximately 6.0% of the number of Shares outstanding on May 30, 1996, without giving effect to the issuance of any Shares pursuant to an exercise of the Peoples Heritage Option), subject to certain adjustments, at a price, subject to certain adjustments, of $19.75 per Share. The Peoples Heritage Option was granted by Peoples Heritage as a condition of and in consideration for Family's entering into the Agreement and Plan of Merger, dated as of May 30, 1996, by and among Family, Peoples Heritage Merger Corp. ("PHMC"), a Maine corporation and a wholly-owned subsidiary of Peoples Heritage, and Peoples Heritage (the "Agreement").

     The exercise of the Peoples Heritage Option for the full number of Shares currently covered thereby would require aggregate funds of $29,625,000. It is anticipated that, should the Peoples Heritage Option become exercisable and should Family elect to exercise the Peoples Heritage Option, Family would obtain the funds by liquidating a portion of its $355 million investment portfolio.

     A copy of the Peoples Heritage Option Agreement is included as Exhibit 10(a) to Family's Current Report on Form 8-K dated June 6, 1996 (the "Family Form 8-K") and is incorporated herein by reference in its entirety.

ITEM 4. PURPOSE OF TRANSACTION.

     On May 30, 1996, Peoples Heritage, Family and PHMC entered into the Agreement, pursuant to which Family will, subject to the conditions and upon the terms stated therein, merge with and into PHMC (the "Merger"), with PHMC surviving the Merger as a wholly-owned subsidiary of Peoples Heritage. Peoples Heritage and Family also entered into a Stock Option

Agreement (the "Family Option Agreement," and together with the Peoples Heritage Option Agreement, the "Option Agreements"), pursuant to which Family granted to Peoples Heritage an option (the "Family Option") to purchase up to 832,000 shares, subject to certain adjustments, of Family common stock, $.10 par value per share ("Family Common Stock", an individual share of which, a "Family Share"), at a price, subject to certain adjustments, of $20.50 per share. The Peoples Heritage Option and the Family Option (collectively, the "Options") were each granted by the respective issuer as a condition of and in consideration for the other party's entering into the Agreement.

     In accordance with the Agreement, each share (other than (i) shares with respect to which dissenters' rights are perfected under applicable Massachusetts law and (ii) shares held by Peoples Heritage or any of its subsidiaries other than in a fiduciary capacity that are beneficially owned by third parties or as a result of debts previously contracted) of Family Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time") will at the Effective Time be converted into the right to receive 1.26 shares (the "Exchange Ratio") of Peoples Heritage Common Stock, subject to possible adjustment under certain circumstances. At the Effective Time, each share of Peoples Heritage Common Stock issued and outstanding immediately prior to the Effective Time will be unchanged and will remain issued and outstanding, and each share of PHMC common stock issued and outstanding immediately prior to the Effective Time similarly will be unchanged and will remain issued and outstanding.

     The Merger is subject to customary closing conditions, including, among other things, approval of the Merger by the respective shareholders of Peoples Heritage and Family, the receipt of requisite regulatory approvals, the receipt from the parties' respective counsel of favorable legal opinions with respect to the tax consequences of the Merger, the receipt by each of Peoples Heritage and Family of an opinion from the other party's legal counsel relating to certain legal matters, the effectiveness of a registration statement to be filed by Peoples Heritage with the Securities and Exchange Commission with respect to the shares of Peoples Heritage Common Stock to be issued in the Merger, the approval for listing of such shares of Peoples Heritage Common Stock on the Nasdaq Stock Market's National Market and the absence of any legal restraint or injunction relating to the Merger. In addition, it is a condition to Peoples Heritage's obligation to consummate the Merger that any dissenting Family Shares under applicable Massachusetts law constitute not more than 10% of the outstanding shares of Family Common Stock immediately prior to the Effective Time. None of the foregoing approvals has yet been obtained, and there is no assurance as to if or when such approvals will be obtained. The Merger and the transactions contemplated by the Agreement will be submitted for approval at meetings of the shareholders of Peoples Heritage and Family that are expected to take place in 1996.

     The Agreement contains certain covenants of the parties regarding the conduct of their respective businesses pending the consummation of the Merger. Generally, Family and its subsidiaries must carry on their business in the ordinary course consistent with past practice and use all reasonable efforts to preserve intact their present business organizations and relationships; may not increase dividends on the Family Common Stock beyond levels specified therein; may not effect any recapitalization, reclassification, stock split or like change in capitalization; and may not issue any capital stock or issue, grant or modify any warrants, options, rights, convertible securities or other arrangements which obligate the party to issue or dispose of any of its capital stock, other than the issuance of Family Shares upon the exercise of outstanding options to purchase Family Common Stock under Family's existing stock option plans and the issuance of Family Shares pursuant to the Family Option Agreement. The Agreement also contains restrictions on Family relating to, among other things, charter and bylaw amendments, acquisitions and actions which could affect the treatment of the Merger as a reorganization for purposes of Section 368 of the Internal Revenue Code. The Agreement further contains certain restrictions on Family and its subsidiaries relating to, among other things, purchase of shares of Family Common Stock, encumbrance of shares of stock held by Family and its subsidiaries, certain increases in employee and director compensation, modifications to certain employee benefit plans, incurrence of indebtedness, changes in accounting methods, capital expenditures, entrance into derivatives contracts and granting of preferential rights to purchase assets or rights of Family or its subsidiaries.

     The Agreement further restricts Family from soliciting or encouraging any inquiries or proposals, or participating in any negotiations or discussions (other than with Peoples Heritage or any of its affiliates) with respect to or concerning any acquisition, lease or purchase of all or a substantial portion of assets of, or any equity interest in, Family or a subsidiary of Family, unless otherwise required by the fiduciary duties of Family's Board of Directors.

     The Agreement generally provides that Peoples Heritage may not amend its articles or bylaws in a manner which would adversely affect the terms of the Peoples Heritage Common Stock or Peoples Heritage's ability to consummate the transactions contemplated by the Agreement, make any acquisition or take any other action that would materially adversely affect its ability to consummate the transactions contemplated by the Agreement in a reasonably timely manner, increase dividends on the Peoples Heritage Common Stock other than in the ordinary course of business and consistent with past practice and take any action that could affect the treatment of the Merger as a reorganization for purposes of Section 368 of the Internal Revenue Code.

     The Agreement provides that Peoples Heritage shall take all action necessary to appoint or elect, effective as of the Effective Time, one non-employee director of Family as of the date of the Agreement who is designated by Family and who meets the director qualification requirements set forth in Peoples Heritage's Bylaws and is otherwise acceptable to Peoples Heritage as a director of Peoples Heritage. The Agreement also provides for the nomination of such person for election as a director of Peoples Heritage at the first annual meeting of shareholders of Peoples Heritage following consummation of the Merger.

     The Agreement may be terminated (i) by mutual consent of the parties; (ii) by a non-breaching party if the other party (a) breaches any material covenants or undertakings contained in the Agreement or (b) materially breaches any representations or warranties contained in the

Agreement, in each case if such breach has not been cured within thirty days after notice; (iii) by any party if either Family's or Peoples Heritage's shareholders do not approve the Agreement, unless such failure to approve is caused by the failure of the party seeking to terminate to materially perform its obligations under the Agreement; (iv) by any party if certain required regulatory or third party approvals or consents are not obtained; (v) by either Family or Peoples Heritage if the Merger is not consummated by May 30, 1997, unless the failure to consummate the Merger is due to a breach by the party seeking to terminate its obligations under the Agreement; or (vi) by Family, at any time during the five-day period following the Pricing Period (as defined below), if the average of the daily closing prices of a share of Peoples Heritage Common Stock during the Pricing Period (the "Average Closing Price") is less than $15.00 per share, provided that in the event Family elects to exercise this termination right and upon notice, Peoples Heritage will have the right to adjust the Exchange Ratio such that when the Exchange Ratio, as adjusted, is multiplied by the Average Closing Price, the product is not less than $18.90, in which case the Agreement will not be terminated. The term "Pricing Period" is defined in the Agreement to mean the period of ten consecutive trading days following the Determination Date, and the "Determination Date" is defined in the Agreement to mean the earlier of (x) the date on which the last regulatory approval required to consummate the Merger is obtained and (y) December 1, 1996.

     Concurrently with entering into the Agreement, Family and Peoples Heritage entered into the Peoples Heritage Option Agreement pursuant to which Peoples Heritage granted to Family the Peoples Heritage Option. Under the Peoples Heritage Option Agreement, the Peoples Heritage Option will become exercisable (so long as Family is not in material breach of the Peoples Heritage Option Agreement or the Agreement, and no injunction against delivery of Shares covered by the Peoples Heritage Option Agreement is in effect) upon the occurrence of a Purchase Event (as defined in the Peoples Heritage Option Agreement), including, among other things, (1) Peoples Heritage authorizing, recommending or publicly proposing, or publicly announcing an intention to authorize, recommend or propose, or entering into an agreement (other than with Family or any subsidiary of Family) to effect (a) a merger, consolidation or similar transaction, (b) disposition of at least 15% of the consolidated assets of Peoples Heritage and its subsidiaries or (c) the issuance, sale or other disposition of securities representing at least 15% of the voting power of Peoples Heritage or its subsidiaries; or (2) the acquisition of or acquisition of the right to acquire beneficial ownership of at least 25% of the then outstanding shares of Peoples Heritage Common Stock by a third party (other than by Family or any subsidiary of Family). Under the Peoples Heritage Option Agreement, at any time during which the Peoples Heritage Option is exercisable, Family may request Peoples Heritage to repurchase the Peoples Heritage Option and any Shares purchased pursuant thereto under certain circumstances and conditions, and at a price specified in the Peoples Heritage Option Agreement.

     The Peoples Heritage Option Agreement terminates upon the earliest of (i) the Effective Time of the Merger, (ii) termination of the Agreement in accordance with its terms prior to (a) the occurrence of a Purchase Event or (b) the occurrence of certain other Preliminary Purchase Events (as defined in the Peoples Heritage Option Agreement), including, among other things, (1)


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


the commencement by a third party of a tender or exchange offer for 10% of Peoples Heritage's then outstanding Shares, (2) the failure by Peoples Heritage's shareholders to approve the Agreement, (3) the withdrawal or adverse modification of the recommendation of Peoples Heritage's Board of Directors in respect of the Agreement or (4) a material breach by Peoples Heritage of the Agreement entitling Family to terminate thereunder (without regard to the period provided to cure, unless such cure is promptly effected without jeopardizing consummation of the Merger), in the case of (2),(3) and (4) following the announcement or commencement by a third party of certain transactions, proposals or filings involving Peoples Heritage, (iii) the passing of 12 months following termination of the Agreement by Family due to a breach by Peoples Heritage of covenants, representations or warranties made by it therein and (iv) the passing of 12 months following termination of the Agreement following the occurrence of a Purchase Event or a Preliminary Purchase Event.

     The Peoples Heritage Option Agreement provides that in the event Peoples Heritage enters into certain transactions with third parties, Family will have the right to substitute for the Peoples Heritage Option a substitute option with
(i) the continuing or surviving corporation, in the case of a merger or consolidation with Peoples Heritage, (ii) the transferee, in the case of a transfer of all or substantially all of Peoples Heritage's assets or (iii) with Peoples Heritage. In such case, the substitute option will have the same or, if not so permitted by law, as similar as possible terms as the Peoples Heritage Option, with the number of shares covered by the substitute option and the exercise price therefor determined as specified in the Peoples Heritage Option Agreement.

     Except as set forth herein or in the exhibits hereto, Family does not have any current plans or proposals that relate to or would result in:

     (A) The acquisition by any person of additional shares of Peoples Heritage Common Stock or the disposition of shares of Peoples Heritage Common Stock;

     (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Peoples Heritage or any of its subsidiaries;

     (C) A sale or transfer of a material amount of assets of Peoples Heritage or any of its subsidiaries;

     (D) Any change in the present Board of Directors or management of Peoples Heritage, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (E) Any material change in the present capitalization or dividend policy of Peoples Heritage;

     (F) Any other material change in Peoples Heritage's business or corporate structure;



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
     (G) Any changes in Peoples Heritage's articles of organization, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Peoples Heritage by any person;

     (H) Causing a class of securities of Peoples Heritage to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (I) A class of equity securities of Peoples Heritage becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (J)  Any action similar to any of those enumerated above.

     The foregoing descriptions of the Agreement, the Peoples Heritage Option Agreement and the press release, dated May 31, 1996, issued by Peoples Heritage and Family relating to the transactions contemplated by the Agreement and the Option Agreements are qualified in their entirety by reference to copies of each of such documents, which are included as Exhibits 2, 10(a) and 20, respectively, to the Family Form 8-K and are incorporated herein by reference in their entirety.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

     (a)-(b) Family directly owns 5,000 shares of Peoples Heritage Common Stock. By reason of its execution of the Peoples Heritage Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, Family may be deemed to have sole voting and dispositive power with respect to Peoples Heritage Common Stock subject to the Peoples Heritage Option and, accordingly, may be deemed to beneficially own 1,505,000 shares of Peoples Heritage Common Stock, or 6.0% of Peoples Heritage Common Stock issued and outstanding as of May 30, 1996 without giving effect to the issuance of any shares pursuant to an exercise of the Peoples Heritage Option. However, because the Peoples Heritage Option is exercisable only in the circumstances set forth in Item 4 of this Schedule 13D, none of which has occurred as of the date hereof, Family expressly disclaims any beneficial ownership of the 1,500,000 shares of Peoples Heritage Common Stock which are obtainable by Family upon exercise of the Peoples Heritage Option.

     Except as set forth above, neither Family nor, to the best of Family's knowledge, any of the individuals named in Exhibit 1 hereto, is a beneficial owner of any Peoples Heritage Common Stock.

     (c) Except as set forth above, no transactions in Peoples Heritage Common Stock were effected during the past 60 days by Family or, to the best of Family's knowledge, by any of the individuals named in Schedule 1 hereto.


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

     (d) So long as Family has not purchased the Shares of Peoples Heritage Common Stock subject to the Peoples Heritage Option, Family does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Peoples Heritage Common Stock other than the 5,000 shares held by it prior to the execution of the Agreement.

     (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Concurrently with the entering into of the Peoples Heritage Option Agreement, Peoples Heritage and Family entered into the Family Option Agreement. The Family Option Agreement provides for the purchase by Peoples Heritage of up to 832,000 shares, subject to certain adjustments, of Family Common Stock (the "Family Option Shares") at an exercise price, subject to certain adjustments, of $20.50 per share, payable in cash. The Family Option Shares, if issued pursuant to the Family Option Agreement, would represent approximately 19.9% of the Family Common Stock issued and outstanding as of May 30, 1996, without giving effect to the issuance of any shares pursuant to an exercise of the Family Option. With the exception of the number of shares subject to the option, the price at which the option may be exercised and the percentage of Family Common Stock which would be owned by Peoples Heritage upon exercise of the option, the terms of the Family Option Agreement are substantially identical in all respects to those of the Peoples Heritage Option Agreement.

     The foregoing description of the Family Option Agreement is qualified in its entirety by reference to the copy of the Family Option Agreement, which is filed as Exhibit 10(b) to the Family Form 8-K and incorporated herein by reference.

     As described above, the Agreement contains certain customary restrictions on the conduct of the business of Peoples Heritage, including certain customary restrictions relating to Peoples Heritage Common Stock. Except as provided in the Agreement and the Option Agreements and as otherwise described herein, neither Family nor, to the best of Family's knowledge, any of the individuals named in Schedule 1 hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of Peoples Heritage, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed as part of this Schedule 13D:

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

Exhibit 1 - Name, Business Address, and Present Principal Occupation of Each
            Executive Officer and Director of Family Bancorp.

Exhibit 2 - Stock Option Agreement, dated as of May 30, 1996, by and between
            Family Bancorp, as issuer, and Peoples Heritage Financial Group, Inc., as grantee (incorporated by reference to Exhibit 10(a) to Family Bancorp's Current Report on Form 8-K dated June 6, 1996).

Exhibit 3 - Agreement and Plan of Merger, dated as of May 30, 1996, by and among Peoples Heritage Financial Group, Inc., Peoples Heritage Merger Corp. and Family Bancorp (incorporated by reference to
            Exhibit 2 to Family Bancorp's Current Report on Form 8-K dated June 6, 1996).

Exhibit 4 - Stock Option Agreement, dated as of May 30, 1996, by and between
            Peoples Heritage Financial Group, Inc., as issuer, and Family Bancorp, as grantee (incorporated by reference to Exhibit 2 to Family Bancorp's Current Report on Form 8-K dated June 6, 1996).

Exhibit 5 - Press Release, dated May 31, 1996, relating to transactions between
            Peoples Heritage Financial Group, Inc. and Family Bancorp (incorporated by reference to Exhibit 2 to Family Bancorp's Current Report on Form 8-K dated June 6, 1996).

                                    SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                             FAMILY BANCORP



                                             By:  /s/ David D. Hindle
                                                  ------------------------------
                                                  David D. Hindle
                                                  President and Chief Executive
                                                   Officer


June 7, 1996

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                                  EXHIBIT INDEX

                                                                      Sequential
Exhibit                           Description                          Page No.
- -------   --------------------------------------------------------    ----------




   1      Name, Business Address, and Present                              14
          Principal Occupation of Each Executive
          Officer and Director of Family Bancorp

   2      Stock Option Agreement, dated as of May 30,                      --
          1996, by and between Family Bancorp, as
          issuer, and Peoples Heritage Financial Group, Inc., as grantee (incorporated by reference to Exhibit 10(a) to Family Bancorp's Current Report on Form 8-K dated
          June 5, 1996).

   3      Agreement and Plan of Merger, dated as of                        --
          May 30, 1996, by and among Peoples
          Heritage Financial Group, Inc., Peoples
          Heritage Merger Corp. and Family Bancorp
          (incorporated by reference to Exhibit 10(a) to Family Bancorp's Current Report on Form 8-K dated
          June 5, 1996).

   4      Stock Option Agreement, dated as of May 30,                      --
          1996, by and between Peoples Heritage
          Financial Group, Inc., as issuer, and Family Bancorp, as grantee (incorporated by reference to Exhibit 10(a) to Family Bancorp's Current Report on Form 8-K dated
          June 5, 1996).

   5      Press Release, dated May 31, 1996, relating                      --
          to transactions between Peoples Heritage
          Financial Group, Inc. and Family Bancorp
          (incorporated by reference to Exhibit 10(a) to Family Bancorp's Current Report on Form 8-
          K dated June 5, 1996).





                                      13